Herbert Smith

Exchange House
[redacted]

SEC MAIL RECEIVED PROCESSING
MAR 13 2006
WASH, D.C. 213 SECTION

Securities and Exchange Commission
Offic [redacted] ance
450 [redacted]
Was
USA

06011679

Date
March 2006

SUPPL

Re: Eurotunnel plc (SEC file no. 82-3000) and Eurotunnel SA (SEC file no. 82-2999) (Together, the "Issuers") – Update to Rule 12g3-2(b) exemption

To Whom It May Concern:

Eurotunnel plc ("**EPLC**") is a public company incorporated under the laws of the United Kingdom and Eurotunnel SA ("**ESA**") is a public company incorporated under the laws of France. The Issuers are exempt from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") pursuant to Rule 12g3-2(b) of the Exchange Act (the "**Rule**"). EPLC's and ESA's exemptions under the Rule were most recently granted in September 2000 and their respective SEC File Numbers are 82-3000 and 82-2999. The Issuers are listed and traded on the London Stock Exchange and the Paris and Brussels stock exchanges, as a result of which the Issuers are subject to disclosure requirements under the laws of England and Wales, under French and Belgian law and under the requirements of each exchange.

In their applications for exemption under the Rule, the Issuers agreed to furnish to the SEC pursuant to subparagraph (b)(1)(iv) of the Rule a revised list of any information the Issuers are required to (A) make public as a public limited company under the laws of England and Wales, France and Belgium, (B) file with (i) the London Stock Exchange pursuant to the requirements of the Financial Services Authority ("**FSA**"), and which will be made public by such exchange, (ii) Euronext Paris pursuant to the Autorité des Marchés Financiers ("**the AMF Regulations**"), and which will be made public by such exchange, and (iii) Euronext Brussels pursuant to the requirements of the Belgian Banking, Finance and Insurance Commission ("**BFIC**") and the Rulebook of Euronext Brussels, and which will be made public by such exchange, or (C) distribute to its security holders. Such revised list is also to provide information stating when and by whom it is required to be made public, filed with the London Stock Exchange, Paris Stock Exchange and Brussels Stock Exchange or distributed to security holders.

Please find attached hereto as Annex 1 (Revised Information Disclosure Requirements under the Laws of England and Wales and the Financial Services Authority Requirements) a revision of the original Schedule A, as Annex 2 (Revised Information Disclosure Requirements under French Law and Regulations and the AMF Regulations) a revision of the original Schedule B and as Annex 3 (Revised Information Disclosure Requirements under Belgian Law and the Rulebook of Euronext Brussels) a revision of the original Schedule C, each of which Schedules A, B and C were furnished to the SEC in the Issuers' applications for reinstatement of their exemptions under the Rule, dated 19 September 2000. The items in Annex 1 reflect all changes to the Issuers' UK regulatory requirements since the end of the Issuers' last fiscal year, and in particular the new Prospectus Directive and Prospective Regulations (which amended the Financial Services and Markets Act 2000) and the new Listing and Disclosure Rules of the UK Listing Authority which came into effect on 1 July 2005. The items in Annexes 2 and 3 reflect all changes in the Issuers' French and Belgian regulatory requirements since the end of the Issuers' last fiscal year.

PROCESSED
MAR 15 2006
THOMSON

dlw 3/15

Representatives of the Issuers have informed us that the Issuers will continue to furnish to the SEC on an ongoing basis the information required by subparagraph (b)(1)(iii) of the Rule, updated in light of the above described changes.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Issuers are subject to the Exchange Act or otherwise seek the benefits or protections of the U.S. legal system.

Kindly acknowledge receipt by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

Jeff Hendrickson
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ben Ward
Séverine Garnham

w/enc

ANNEX 1

REVISED INFORMATION DISCLOSURE REQUIREMENTS UNDER THE LAWS OF ENGLAND AND WALES AND THE FINANCIAL SERVICES AUTHORITY ("FSA")

SCHEDULE A

INFORMATION REQUIRED TO BE MADE PUBLIC FOR A PUBLIC LIMITED COMPANY UNDER THE LAWS OF ENGLAND AND WALES

Document/Event	Persons to be informed and Timescale
Memorandum of Association	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10). Following an alteration to the Memorandum, a printed copy of the altered Memorandum and the special resolution making the change must be filed with the Registrar of Companies: in the case of any amendment to the objects clause, within 15 days of the end of the 21 day period after the amendment has been made during which time an application to the court to cancel this amendment can be made (Companies Act s.5 and s.6); in the case of any amendment to any other clause (name, registered office, liability of members, authorised share capital) within 15 days (Companies Act s.18).
Articles of Association	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10). Following an alteration to the Articles, a printed copy of the altered Articles and the special resolution making the change must be filed with the Registrar of Companies within 15 days. (Companies Act s.18).
Details of registered office, the directors and secretary of the Company (Form 10)	Must be filed with the Registrar of Companies upon incorporation of the Company. (Companies Act s.10).
Statutory declaration of compliance with the registration requirements of the Companies Act (Form 12)	Must be filed with the Registrar of Companies upon incorporation of the Company. (Companies Act s.12).
Annual Accounts along with the Directors' Report, Auditor's Report and the directors' remuneration report	Copies must be: filed with the Registrar of Companies within 7 months of the financial year end (Companies Act s.242, s.244); and made available/distributed in full or summary form to the shareholders, debenture holders, and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of these documents are to be laid. (Companies Act s.238).
Annual Return (Form 363)	Must be delivered to the Registrar of Companies within 28 days after the date to which it is made up, which will either be a date no later than the anniversary of the Company's incorporation date or the anniversary of the date to which the

Document/Event	Persons to be informed and Timescale
	last return was made up. (Companies Act s.363).
Change of Registered Office (Form 287)	Notice must be given to the Registrar of Companies (no prescribed limit). Until 14 days after the change is registered, a third party may rely on the previous address (Companies Act s. 287).
Change of Name (Companies Act s.28)	A copy of the resolution making the change must be sent to the Registrar of Companies within 15 days. (Companies Act s.380); A printed copy of the Memorandum showing the change must also be delivered to the Registrar of Companies within 15 days. (Companies Act s.18).
Change of or change in particulars of Directors and Company Secretary (Form 288)	Notice must be given: to the Registrar of Companies, within 14 days of such change (Companies Act s.288); and without delay, and no later than by the end of the business day following the decision or receipt of notice about the change by the Company, to the FSA. (Listing Rule 9.6.11).
Change in Accounting Reference Date (Form 225)	Notice must be given to the Registrar of Companies, prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date. (Companies Act s. 225).
Creation of charges over some/all of the Company's assets or acquisition of property subject to a charge (Form 395)	Notice must be given to the Registrar of Companies within 21 days of creation or acquisition. (Companies Act s.398).
Allotment of shares or securities (Form 88)	Notice must be given to the Registrar of Companies within one month of the allotment. (Companies Act s.88).
Consolidation, sub-division, conversion into stock, redemption or cancellation by the Company of its shares (Form 122)	Notice must be given to the Registrar of Companies within one month. (Companies Act s.122).

Document/Event	**Persons to be informed and Timescale**
Increase in authorised share capital (Form 123)	Notice must be given to the Registrar of Companies within 15 days of the passing of the resolution. A printed copy of the resolution and of the amended Memorandum also need to be sent. (Companies Act s.123).
Details of the Company's purchase of its own shares (other than for holding in treasury) (Form 169)	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased (and subsequently cancelled rather than being held in treasury) by the Company are delivered to it, including details of the aggregate amount paid by the Company and the maximum and minimum price per share. (Companies Act s.169).
Details of shares purchased for holding in treasury (Form 169(1B))	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased by the Company are delivered to it to be held in treasury, including details of the aggregate amount paid by the Company and the minimum and maximum price per share. (Companies Act s.169).
Details of shares cancelled, sold or transferred from treasury (Form 169A(2))	Notice must be given to the Registrar of Companies of the cancellation, or sale or transfer for the purposes of or pursuant to an employees' share scheme of any shares held in treasury within 28 days of such cancellation or disposal. (Companies Act s.169A).
Directors' service contracts	Notice must be given to the Registrar of Companies as to where the contracts are kept. (Companies Act s. 318).
Change of auditors	Notice must be given to the Registrar of Companies within 14 days of the change. (Companies Act s. 391, s.392).
Variation of rights attached to shares or registration of newly created class rights	Notice must be given to the Registrar of Companies within one month of the variation or creation. (Companies Act s.128).
Among others, the following Resolutions of the Company: All Special Resolutions (Companies Act s.380) All Extraordinary Resolutions Ordinary Resolutions giving the directors authority to allot shares (Companies Act s.80) Ordinary Resolutions to increase the authorised share capital (Companies Act s.121) Ordinary Resolutions to make market purchases of the Company's shares (Companies Act s.166) All Written Resolutions, where written resolution procedure used in lieu of any of the above (Companies Act s.380)	A copy must be filed with the Registrar of Companies within 15 days of being passed.

SCHEDULE B

Financial Services Authority Requirements

GENERAL OBLIGATION OF DISCLOSURE
The Company must notify a Regulatory Information Service (operated by the London Stock Exchange and by certain other authorised providers) of any "inside information" which directly concerns the company unless delay is permitted under Disclosure Rule 2.5.1[1]. • Disclosure must be made soon as possible (Disclosure Rules 2.2.1 and 2.2.9) • Information announced via an RIS must also be available on the company's internet site by the close of the business day following the day of the RIS announcement (Disclosure Rule 2.3.2) Inside information, under the Financial Services and Markets Act 2000, is information of a precise nature which: • is not generally available; • relates, directly or indirectly, to one or more issuers of the qualifying investments or to one or more of the qualifying investments; and • would, if generally available, be likely to have a significant effect on the price of the qualifying investments or on the price of related investments.

Document/Notification	Persons to be informed and Timescale
FINANCIAL STATEMENTS	
Preliminary statement of annual results	Regulatory Information Service: As soon as possible after Board approval (Listing Rule 9.7.2 (1)) The results must be published as soon as possible after Board approval and no later than 120 days after the end of period to which it relates (Listing Rule 9.7.1)
Half-yearly Report	Regulatory Information Service: As soon as possible after Board approval (Listing Rule 9.9.4) The report must be published and either: (i) sent to holders of the company's listed securities; or (ii) inserted as a paid advertisement in at least one national newspaper as soon as possible after Board approval and within 90 days of the end of the period to which it relates (Listing Rules 9.9.5 and 9.9.3)
Annual Report and Accounts	Registrar of Companies: Within seven months (see Annex A) Must be published as soon as possible after Board approval and within six months of the end of the financial period to which they relate (Listing Rule 9.8.1) To members of the Company: not less than twenty-one days

[1] Disclosure Rule 2.5.1 provides for the delaying of public disclosure of inside information where a company has a legitimate interest in doing so. The inside information must be kept confidential and its non-disclosure must not be likely to mislead the public. One such example is where negotiations are in course and the pattern of those negotiations would likely be affected by early public disclosure.

Document/Notification	Persons to be informed and Timescale
	prior to the Company's Annual General Meeting ("AGM") (Companies Act s.238)
Accounting reference date (change of)	Regulatory Information Service: As soon as possible (Listing Rule 9.6.20) Registrar of Companies: Prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date (Companies Act s.225)
DOCUMENTS	
Circulars and resolutions	Two copies of all circulars and resolutions must be forwarded to the FSA, for publication through the FSA's document viewing facility, at the same time as they are issued or as soon as possible after the relevant general meeting and a circular must not be circulated or published unless it has been approved by the FSA (Listing Rules 9.6.1, 9.6.2 and 13.2.1)
SHARES AND SECURITIES	
Dealings by directors and persons discharging managerial responsibilities	Regulatory Information Service: As soon as possible following receipt of a notification to the company from: (i) persons discharging managerial responsibilities (who are under an obligation to advise the company of dealings within four business days); or (ii) directors, in relation to information notified by them to the company under Sections 324-328 of the Companies Act 1985 and in any event by no later than the end of the business day following the receipt of the information by the company (Disclosure Rule 3.1.4)
Notification of (i) decision to submit to shareholders a proposal to purchase the Company's own equity securities (other than the renewal of an existing authority) and (ii) outcome of shareholders' meeting to decide on the proposal	Regulatory Information Service: As soon as possible, in each case (Listing Rules 12.4.4 (1) and 12.4.5 respectively)
Purchase of the Company's own equity securities	Regulatory Information Service: As soon as possible and in any event no later than 7.30 am on the business day following the calendar day on which the purchase occurred (Listing Rule 12.4.6) The notification must include the date of purchase and the number of equity shares purchased and the purchase price for each of the highest and lowest price paid. The notification must also include a statement as to what number of the shares were purchased for cancellation and what number were purchased in order to be held as treasury shares. Where the shares purchased are to be held as treasury shares, the notification should include a statement of the total number of treasury shares of each class

Document/Notification	Persons to be informed and Timescale
	held by the Company following the purchase and non-cancellation of such equity shares, and the number of shares of each class that the Company has in issue less the total number of treasury shares of each class held by the Company following the purchase and non-cancellation of such equity shares (Listing Rule 12.4.6)
Purchase of the Company's own listed securities other than equity securities (where in aggregate 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled, and for each 5% in aggregate of the initial amount of that class acquired thereafter)	Regulatory Information Service: The decision to purchase must be notified (no time limit specified) unless the purchase will consist of individual transactions made in accordance with the terms of issue of the relevant securities (Listing Rule 12.5.1 (2)) Regulatory Information Service: As soon as possible and no later than 7.30 am on the business day following the calendar day on which the relevant threshold is reached or exceeded (Listing Rule 12.5.3) The notification must state the amount of securities acquired, redeemed or cancelled since the last notification and whether or not the securities are to be cancelled and the number of that class of securities that remains outstanding (Listing Rule 12.5.3) The notification must also state the number of shares that were purchased or redeemed early for cancellation and the number that were purchased in order to be held as treasury shares (Listing Rule 12.5.4)
Notification of any sale for cash, transfer for the purposes of or pursuant to an employees' share scheme or cancellation of treasury shares	Regulatory Information Service: As soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day on which the sale, transfer or cancellation occurred (Listing Rule 12.6.4)
Notification relating to the disposal of equity shares under an exemption allowed in a lock-up arrangement or any variation in lock-up agreements disclosed in accordance with the Prospectus Directive Regulations or any subsequent announcement	Regulatory Information Service: As soon as possible (Listing Rules 9.6.16 and 9.6.17)
Changes to the rights attaching to any class of the Company's listed shares or to any of its listed equity securities which are convertible into equity shares	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (2))
Notification of a decision to pay or withhold a dividend or other distribution on a listed equity	Regulatory Information Service: As soon as possible after the Board has approved the decision (Listing Rule 9.7.2 (2))
Changes to conversion rights of convertible securities	Regulatory Information Service: As soon as possible (Listing Rule 17.4.6)
Extension of time granted for	Regulatory Information Service: As soon as possible (Listing

Document/Notification	Persons to be informed and Timescale
the currency of temporary documents of title	Rule 9.6.4 (4))
ISSUE OF SECURITIES	
Proposed changes to capital structure including debt securities	Regulatory Information Service: As soon as possible except where marketing or underwriting of new issue is in progress (Listing Rule 9.6.4 (1))
Debt securities – new issue, guarantee or security related to a new issue, any change of guarantor or security, any change to the rights attaching to listed securities and any change of paying agent	Regulatory Information Service: As soon as possible (Listing Rule 17.4.1 (1) to 17.4.1 (5))
Notification of redemption of listed shares	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (3))
Basis of allotment of open offers and offers for cash to the public	Regulatory Information Service: As soon as possible (Listing Rule 9.6.5)
Results of a new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4(6)). Where securities are subject to an underwriting agreement notification may be delayed for up to two business days until the obligation by the underwriter to take or procure others to take securities is finally determined or lapses (Listing Rule 9.6.6)
Rights issue price, principal terms and results	Regulatory Information Service: As soon as possible (Listing Rules 9.5.5 (1) and 9.5.5 (2))
Rights not taken up in a rights issue – details of the sale including the date and price per share	Regulatory Information Service: As soon as possible (Listing Rule 9.5.5 (2))
Notification of the effect, if any, of further issue of further securities on rights under options and warrants	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (5))
TRANSACTIONS	
Class 3 (where all of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are less than 5%)	Regulatory Information Service: Where the consideration for the acquisition includes the issue of securities for which listing will be sought, as soon as possible after the terms of the class 3 transaction are agreed (Listing Rule 10.3.1 (1)) Regulatory Information Service: No later than the time of release of details to the public if the listed company agrees the terms of a class 3 transaction not involving the listing of new securities and releases any details of it to the public (Listing Rule 10.3.2 (1))
Class 2 (where any of the percentage ratios of gross	Regulatory Information Service: As soon as possible after the terms of the class 2 transaction are agreed (Listing Rule 10.4.1

Document/Notification	Persons to be informed and Timescale
assets, profits, consideration or gross capital of the target relative to the Company is equal to or greater than 5% but each is less than 25%)	(1))
Class 1 (where any of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are 25% or more)	Regulatory Information Service: As soon as possible after the terms of the class 1 transaction are agreed (Listing Rule 10.5.1 (1)) and shareholder circular must be approved in advance by the FSA prior to publication (Listing Rule 13.2.1)
Prior approval of reverse take-over	Regulatory Information Service: As soon as possible after the terms of the reverse takeover transaction are agreed, and shareholder circular must be approved by the FSA prior to publication (Listing Rule 10.6.1)
Break Fees	Regulatory Information Service: As for a class 1 transaction if the total value of the break fees payable in respect of a transaction in aggregate exceed 1% of the offer price (where the company is the target) or 1% of the company's market capitalisation (in other circumstances) (Listing Rule 10.2.7)
Related party transactions	Regulatory Information Service: As soon as possible after the terms of the related party transaction are agreed (Listing Rule 11.1.7 (1)) Shareholder circular must be approved in advance by the FSA prior to publication (Listing Rule 11.1.7 (3))
MISCELLANEOUS NOTIFICATIONS	
Notifications of major interests in the share capital received by the Company in accordance with sections 198 to 208 and section 212 of the Companies Act 1985	Regulatory Information Service: As soon as possible and in any event by the end of the business day following the receipt of information by the Company (Listing Rules 9.6.7 and 9.6.8)
Notification of equivalent information for an overseas company with a primary listing	Regulatory Information Service: As soon as possible whenever it becomes available (Listing Rule 9.6.10)
Board changes (appointments, resignations, removals, final retirement and changes of function)	Regulatory Information Service: As soon as possible and no later than the end of the business day following the decision or receipt of notice about the change by the company (Listing Rule 9.6.11)
Directors' details in respect of a newly appointed director	Regulatory Information Service: as soon as possible following the decision to appoint the director and in any event within five business days of the decision (Listing Rule 9.6.13)
Changes in directors' details in respect of current directors	Regulatory Information Service: as soon as possible (Listing Rule 9.6.14)
Change of Company name	Regulatory Information Service and the FSA: As soon as

Document/Notification	Persons to be informed and Timescale
	possible (Listing Rule 9.6.19)
Notification of intended cancellation of listing of equity securities and notification of passing of the resolution approving cancellation	FSA: submit circular to FSA for approval prior to publication (Listing Rule 5.2.5 (1)(b)) Regulatory Information Service: at the same time the circular is despatched and as soon as possible after the passing of the resolution approving the cancellation

SCHEDULE C

Information Distributed to Security Holders

Annual Accounts along with the Directors' Report and Auditors' Report on those accounts	Copies must be made available/distributed in full or summary form to the shareholders, debenture holders, and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of these documents are to be laid. (Companies Act s.238)
Notices of general meetings with explanatory circulars	Notice must be distributed to shareholders 21 days before the AGM or meetings where it is intended to pass a special resolution; and 14 days before other General Meetings. (Companies Act s.369)

ANNEX 2

REVISED INFORMATION DISCLOSURE REQUIREMENTS UNDER FRENCH LAW AND REGULATIONS AND THE REGULATIONS OF THE *AUTORITÉ DES MARCHÉS FINANCIERS* (THE "AMF REGULATIONS")

Abbreviations:

L - Law provisions included in the Code de Commerce
D - Decree of 23 March 1967 on commercial companies
BALO - *Bulletin des Annonces Légales Obligatoires* (Bulletin for compulsory legal notices)
JAL - *Journal d'Annonces Légales* (legal Gazette)
BODACC - *Bulletin Officiel Des Annonces Civiles et Commerciales* (Official Bulletin for civil and commercial notices)
AMF - *Autorité des Marchés Financiers* (French Market Authority)
AMFR - Provisions included in the AMF Regulations

Relevant Provision and entity requiring disclosure	**Information to be Disclosed**	**Timing and form of Disclosure**
	1°/ Annual accounts and annual disclosure of information	
D 295	Proposed audited or unaudited company's annual accounts, proposal of allocation of results and consolidated group accounts, if any.	Full notices placed in the BALO within 4 months after the closing of the financial year and at least 15 days before the annual general meeting of shareholders due to approve the accounts.
L 232-21 to L 232-7, L 232-23, D 293, D 296 AMF R 221-8 L 225-100	Audited annual accounts and audited group consolidated accounts approved by the shareholders at the ordinary general meeting; decision of the shareholders regarding allocation of results; inventory of the company's securities portfolio; Report from the board's chairman relating to the internal control procedures and Report from the Statutory auditors on that part of the chairman's report relating to the preparation and treatment of the financial and accounting information + list of any currently in force delegation of powers granted by the shareholders meeting to the board to increase the share capital, mentioning the use of such power made by the board during the closed financial year.	BALO full notice within 45 days after the shareholders meeting unless accounts approved without modification in which case notice cross referring to the one above. Filing with the Registrar of the Commercial Court within 1 month after the shareholders meeting. Press announcement in at least one national financial newspaper within 45 days after the ordinary general meeting of shareholders.
AMFR 221-	Amounts of fees paid to each legal	Public announcement within 4 months

1-2	controller controlling the company's account and as may be, paid to the controller's company or other companies having direct or indirect relationship with the latter creating a joint material and durable community of economical interest, if such companies supply to the controlled company any services or assistance of an accounting, auditing, legal, financial, tax or organisational nature. If the company has consolidated accounts, the amounts referred to above are those paid by all the consolidated companies.	of the end of the financial year to be made available on the AMF web site and the company's web site if any. (Not applicable to companies when only bonds are listed).
L 225-37, L 225-68 L 225-235, L 225-100 AMFR 221-6 to 221-8	Annual report from the chairman of the Board to the shareholders relating to the internal control procedures and Report of the statutory auditors to the shareholders on the part of the chairman's report relating to the preparation and financial and treatment of accounting information.	To be released on the AMF web site and the company web site (at the latest) on the day when the board annual report is filed with the Commerce Registry. Concurrently, to be made available at the company's registered office and sent free of charge to any person requesting.
AMFR 221-1-1	Memorandum containing or mentioning any information published or made public by the company during the last 12 months in one or several EU countries or in one or several other countries to comply with their legal or regulatory obligations as a matter of securities, security issuer or security market.	Filing with AMF within 20 trading days of publication at the BALO of the unapproved accounts. AMF to make it available to public. Company to publish it on its web site (if any).
	2°/ Quarterly financial information	
D 297 and 297-1	Company's Net Revenue in the last quarter and in previous quarters of the current financial year and corresponding quarterly revenues of the last financial year; same information on a consolidated basis.	Notices placed in the BALO and sent to the AMF within 45 days following the end of each quarter of the financial year unless AMF agree that the publication of this information may seriously harm the company.

3°/ Interim financial information

L 232-7 and D 297-1 AMFR 221-2 to 221-5	Interim consolidated and summarised accounts; Board's report containing data relating to the half-yearly revenues and results of the company as well as a description of the six-month period business, of important events that occurred during this period and business forecasts for the next six-month period. Auditors' attestation confirming the fairness of this information.	Legal notices placed in the BALO and the JAL (the report can be published separately in the JAL with reference to the publication of the account in the BALO) within 4 months following the end of the first half financial year (extension of this time limit may be authorised by the AMF upon request by the company).

4°/ Information on voting rights

L 233-8 D 247 Statutory Company Law AMFR 222-12	Information relating to: ▪ the total number of voting rights existing as at the date of the annual ordinary general meeting; ▪ a change exceeding 5% of the number of voting rights held by one or more shareholders.	Legal notice placed in the BALO and communication of this information to the AMF : ▪ within 15 days following the annual general meeting; ▪ within 15 days after the date when the share capital or voting rights in the company changed in excess of 5%. The AMF brings this information to the public realm.

5°/ Privileged information

Art. 621-1 of the Financial and Monetary Code AMFR 222-3 to 222-11	Any privileged information likely to have, if it is known to the public, a significant effect on the market price of one or more security or on the position or the rights of the security holders. Any change to privileged information previously published.	Public announcement to be made as soon as possible (with a copy to AMF) except (a) if such announcement is likely to harm legitimate interests of the company and (b) if the company is able to ensure that this information remains confidential and (c) if the failure to publish is unlikely to mislead the public. Announcement to be published on the company's site.
AMFR 222-3	Details of a financial transaction likely to have a significant effect on the market price of a listed security or on the position or the rights of the security holders.	Press release to be published as soon as possible except if the operation must remain temporarily confidential for the success of the transaction and if the company is able to ensure that this information remains confidential.

	6°/ Significant change in a shareholder's stock	
L 233-7 D 247.1 AMFR 222-12	Whenever the interest of a shareholder, or shareholders acting in concert, exceeds or goes below the thresholds of 5%, 10%, 15% 20%, 25% 33.33%, 50%, 66,66%, 90% and 95% of the share capital or of the voting rights of the company ("Notifiable Change of Interest").	This information must be communicated by the shareholder(s) concerned to the AMF within 5 trading days following the Notifiable Change of Interest and to the company within 5 days after the Notifiable Change of Interest. AMF brings this information to the public realm.
L 233-7 AMFR 222-12 Statutory Company Law AMFR 222-8 + AMFR 222-10	The shareholder, or shareholders acting in concert, must declare to the AMF and the company its or their intents for the next 12 months whenever their interest in the company exceeds thresholds of 10 or 20% of the share capital or of the voting rights of the company. Any change of intent of shareholders or shareholders acting in concert must be declared.	This declaration must be made by the company and the AMF within 10 days starting from the date when the interest of the shareholder(s) exceeds thresholds of 10 or 20%. The AMF brings this information to the public realm. The shareholder(s) must make public announcements transmitted to the AMF at the latest on the date of their publication.
	7°/ Information available to shareholders	
L 225-L117	Various information relating to accounts and general meetings of the last three financial years including, *inter alia*, annual accounts, a list of the directors and various reports (including board's annual report, chairman's report on internal control procedures, statutory auditors report).	These documents shall be made available to any shareholder at anytime at the registered office of the company and copies can be taken.
	8°/ Shareholders general meetings	
D 124 and D 130 AMF Regulation Statutory Company Law/ AMF Regulation	Notice of a shareholders general meeting containing, *inter alia*, the agenda of the meeting and the draft resolutions.	Two legal notices placed in the BALO: the first one 30 days and the second one 15 days before the date of the general meeting. Press announcement 30 days before the date of the general meeting. The notice to be sent by mail or email if shareholders agreed.

D 133 and D 135 L 621-18 of the Financial and Monetary Code	Various documents relating to the General meeting including *inter alia*: ▪ for annual general meeting: the agenda of the meeting, annual accounts, consolidated accounts, annual report of the board of directors chairman's report on internal control procedures, reports of statutory auditors, draft resolutions, etc…; ▪ for ordinary general meeting: the agenda of the meeting, report of the board of directors, draft resolutions, etc…; ▪ for extraordinary general meeting: agenda of the meeting, report of the board of directors, statutory auditors' report, draft resolution, etc…	At least 15 days before the General meeting : ▪ documents to be sent to shareholders on their request; ▪ documents to be sent to AMF (regulatory control).
D 135 and D 139 L 225-115 and 225-116 L 621-18 of the Financial and Monetary Code	Various other documents including *inter alia*: ▪ for annual general meeting: all documents sent to shareholders, inventory, chairman's report on internal control procedures, identity of the member of the board of directors, the allocation of results' proposal, etc…; ▪ for extraordinary general meeting: draft resolutions, board of directors' report, statutory auditors' report, etc…	From date of notice published at the BALO and during 15 days before the General meeting : ▪ documents to be consulted by shareholders at the company's registered head office; ▪ sent to AMF.
	9°/ Amendment to the by-laws	
D 287	Any change in the by-laws (including a change of name of the company, address of the registered office, amount of share capital, etc.)	Legal notices placed in the JAL and the BALO and filing with the Registrar of the Commercial Court within one month after the change in the by laws.
	10°/ Shares or warrants	
D 156, D159 and D160	Information on the characteristics of securities to be issued, and which increase or may increase the company's share	Notice to be published at the BALO at least 14 days before the end of subscription period.

Statutory Company Law	capital, including the number of shares to be issued, the subscription period and the value of the shares issued as well as a copy of the last balance sheet.	Definitive issue price to be publicly announced by the company at the latest the eve of the opening of the subscription period.
AMFR 212 -7 AMFR 212-26 AMFR 212-27	If deemed an offer to public (Art L 211-1 and L 411-2 of the Financial and Monetary Code), a Prospectus which must contain all information as necessary for the investors to make an informed assessment of the issuer and the proposed securities, including *inter alia*: ▪ the identity of the company initiating the transaction; ▪ terms and conditions of the offer; ▪ the accounting and financial situation of the issuer;	The prospectus is sent to AMF for approval, and made available to the public realm as soon as possible after approval. The prospectus is: ▪ published in a financial newspaper; or ▪ available at the company's registered office; or ▪ available on the company's web site; or ▪ available on the market regulator website; ▪ and sent upon request free of charge. If published as per (3) or (4) a copy is sent to anyone requesting it, free of charge, and further a summary of the prospectus is published as per (1) above or press release is made to give details of places where the prospectus is available.
	11°/ Company's purchase of its own shares	
L 225-207 D 181 and D182 AMFR 233-1 L 225-209 L 225-112 AMFR 241-1 seq.	For cancellation: Information relating to the offer by the company to shareholders to purchase their own shares in order to cancel them and decrease the share capital (including, *inter alia*, the proposed number of shares to be purchased by the company and the period of the offer to purchase the shares). If deemed to be a public offer, see paragraph 14° below "Note d'information" In a scheme for cancellation and other purposes Detail of the scheme including, *inter alia*,	Legal notices placed in the JAL and the BALO to inform the shareholders.

	the date of AGM which approved and will requested to approve the scheme, number of shares concerned in relation to each purpose, maximum part of the share capital concerned, maximum share purchase price and duration of the scheme. etc...	Notice to be sent to AMF to make available on its website Notice to be available at the company's registered office
	Pursuant to the adoption by EGM of a scheme for the purchase by the company of its own shares for various purposes: ▪ information on the intention to proceed with some purchase; ▪ information on number and price of shares purchased, sold, transfer or cancelled by the company; ▪ information on implementation of the scheme.	▪ sent to the AMF; ▪ sent to the AMF every month. AMF to report information to public; ▪ yearly at shareholders meeting by report from the chairman.
	If deemed to be a public offer, see paragraph 14° below "*Note d'information*"	
	12°/ Bonds issue	
D 211 and D 212 AMFR 212-7 AMFR 212-26	Information relating to a bonds issue to public including *inter alia*: ▪ the amount of the issue; ▪ the nominal value of the debentures; ▪ the redemption period; ▪ name and type of corporation; ▪ amount of share capital; ▪ the last balance sheet of the company; ▪ description of the business of the company. Prospectus (as per paragraph 10 above *mutatis mutandis*)	Legal notice placed in the BALO and given to the AMF before the beginning of the subscription period and any public announcements.
D 216 Statutory Company Law	Decision of the general meeting of bondholders to appoint or replace their representative.	Legal notices placed in the JAL and the BALO one month after the general meeting of bond holders.
D 222 Statutory Company Law	Convening of the general meeting of bondholders.	Legal notices placed in the JAL and the BALO at least 15 days before the date of the general meeting.

D 234 L 228-72	Decision of the board of directors to ignore the refusal of the bondholders to approve a major change in the terms and conditions of the bonds issue (for example a change in the company's structure or a waiver of warranties granted in relation to the debentures issue), and to redeem debentures.	Legal notices placed : ▪ in the JAL without any fixed time limit, and ▪ in the BALO with reference to the JAL notice of debentures holders meeting.

Merger and Demerger

D 255 and D258 Statutory Company Law	Proposal of merger or demerger specifying *inter alia*: ▪ the basis of exchange, ▪ the merger premium, ▪ Share exchange ratio, ▪ Date of project.	The documents relating to this proposal must be made available at the registered office of the company one month before the date of the general meeting convened to approve the merger or the demerger.
	If deemed to be public offer to exchange the company's shares, see paragraph 14 below.	Legal notices placed in the JAL and in the BALO and filing with the Registrar of the Commercial Court one month before the date of the general meeting convened to approve the merger or the demerger.

14°/ Public offer to acquire or exchange the company's securities (general considerations)

AMFR 231-20 AMFR 231-14 AMFR 231-15	Draft *Note d'information* (information memorandum) relating to an offer for cash or in exchange for other securities and, where applicable, a bid to purchase shares containing *inter alia* : ▪ financial and accounting information on the initiating company ▪ the intents of the initiating company for the next 12 months concerning strategy of the company involved and listening securities; ▪ number and nature of securities owned by the initiating company and number of securities which it is proposed to purchase/exchange; ▪ price or share exchange ratio;	Filed with AMF, which brings the main information to the public realm.

	▪ the financial conditions of the proposed purchase/exchange and consequences on the situation of the companies involved.	
AMRF 231-17	Main information contained in the *Note d'information* and mention that the offer is subject to the AMF's approval.	Public announcement to be made by the initiating company in a financial newspaper and on its website.
a. AMFR 231-34	Finalised *Note d'information* as approved by the AMF.	The *note d'information* is: ▪ either published in full in at least one national financial newspaper or summarised and published in such newspaper but fully made available at the company's registered office; ▪ sent to the AMF and published on its website; ▪ made available free of charge at the company's registered office; ▪ sent free of charge upon request. ▪ Where all the shares in the target company are held in registered form, the *note d'information* is sent to all shareholders who request it.
	Information on the results of the offer	By AMF at a date fixed by it at the beginning of the process.
	15°/ Winding-up	
D 290 and D 292 Statutory Company Law	Information on the initiation of the procedure (company name, winding up status, reasons for winding up, details of liquidator, etc…)	Legal notices placed in the JAL and in the BALO one month after the appointment of the liquidator(s) and at the end of the winding up procedure.
	Information as to the ending of the winding up procedure as certified by the liquidator	As above, at the discretion of the liquidator.
	16°/ Receivership	
Decree of 27 December	Procedure of receivership: information relating to the commencing of the procedure, court decision relating to	Various legal notices placed in the BALO, BODACC and the JAL and filing with the Registrar of the

1985 relating to the companies compulsory receivership procedure Statutory Receivership Law	carrying on business or to a transfer of business or to the winding up of the company.	Commercial Court. Time limits depend on the nature of the information.

ANNEX 3

REVISED INFORMATION DISCLOSURE REQUIREMENTS UNDER BELGIAN LAW AND THE RULEBOOK OF EURONEXT BRUSSELS

Abbreviations:

Law 1989:	The Law of March 2, 1989 on the publication of important participations in listed companies and on the regulation of public take-overs, as amended.
Law 2002:	The Law of August 2, 2002 on the supervision of the financial sector and on financial services, as amended.
BCC:	Belgian Company Code, as amended.
RD 1989:	Royal Decree of May 10, 1989 on the publication of important participations in listed companies, as amended.
RD 2003:	Royal Decree of March 31, 2003 on obligations applicable to issuers of financial instruments admitted to trading on a Belgian regulated market, as amended.
RD 2005:	Royal Decree of August 24, 2005 on market abuse of the Law of August 2, 2002 on the supervision of the financial sector and on financial services.
Circular:	Circular letter FMI/2004-02 on obligations of foreign issuers of financial instruments admitted to trading on a Belgian regulated market.
Rule Book:	Rule Book of Euronext Brussels, version July 11, 2005
BFIC:	Banking, Financing and Insurance Commission (in French: *Commission Bancaire, Financière et des Assurances*; in Dutch : *Commissie voor het Bank-, Financie- en Assurantiewezen*)

Please note that for the purposes of this Annex 3, Euronext Brussels is recognised as a "regulated market" under Belgian law.

Relevant Provision requiring Disclosure	**Information to be Disclosed**	**Timing and form of Disclosure**
Article 10 §1,1°,b) of Law 2002 and Article 6 §1, 1° of RD 2003 as amended by Article 3 of RD 2005	Inside information (i.e. any information of a precise nature which has not been made public, relating, directly or indirectly, to one or more issuers of financial instruments or to one or more financial instruments and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments) that directly relates to the issuer.	To be published forthwith. To be sent to the BFIC and Euronext Brussels at the same time[2]. Through a press release via website of issuer or website Euronext or insertion in daily newspaper and copy to press agency and market operator.
Article 10, §1bis of Law 2002 and Article 3 of RD 2005	However, the issuer has the possibility, at its discretion, to postpone the publication of the inside information, where the	In this case, the issuer must notify the BFIC as soon as it decides to postpone the publication of the inside information at his disposal.

[2] The information must be disclosed to the BFIC as follows:

- preferably to the central email address: info.fin@cbfa.be and in copy (cc) to the personal BFIC email address of the employee responsible for the case;
- otherwise by facsimile to +32-(0)2/220.59.03.

The information must be disclosed to Euronext Brussels by sending the relevant information to supervision@euronext.com.

	forthwith publication could damage its legitimate interests. This delay may not deceive the market and the issuer must ascertain that this inside information remains confidential.	
Article 25 bis §1 of Law 2002 and Article 5 of RD 2005	The issuers of which the financial instruments are admitted to trading on a Belgian regulated market or persons who act in their name and for their account must establish lists of persons who have inside information.	Those lists must be updated on a regular basis, and must be sent to the BFIC on its request.
Article 25 bis §2 of Law 2002 and Article 5 of RD 2005	Persons which have an executive responsibility with an issuer, and persons which are closely related to them, must notify transactions for their account with respect to certain financial instruments of the issuer; this duty to report concerns only shares, derivatives and other financial instruments that relate to shares.	Obligation to notify BFIC of the transactions.
Article 6 §2 of RD 2003	Inside information shall also include financial data, where the issuer has such data. The issuer must show the impact of inside information on its financial situation.	
Article 2 of RD 2003	Issuers shall make the necessary information available to the public in Belgium, in order to ensure the transparency, integrity and proper operation of the market; the information provided shall be true, accurate and genuine, and shall enable holders of financial instruments and the public to assess the effect of the information on the position, business and results of the issuer.	
Article 3 of RD 2003 and	Issuers of financial	To be sent to Euronext Brussels,

Rule Book 6905/3	instruments admitted to trading on both a Belgian regulated market and one or more regulated markets in other Member States of the European Economic Area (“**EEA**”) shall ensure that the information it provides to the Belgian market is equivalent to the information it provides to Member-State markets.	at the moment on which the information is made public on those other regulated markets (different time zones of the regulated markets must be taken into consideration).
Article 5 §1,1° of RD 2003 and Rule Book 6903/2	All information necessary to exercise corporate rights and rights attaching to the holding of financial instruments, including the location, date and agenda of general meetings and the manner in which holder of financial instruments can participate in those meetings.	To be made public as soon as possible. To be sent to the BFIC at the same time. To be sent to Euronext Brussels within 48 hours before the transaction or in time so that Euronext Brussels can take the necessary measures[3]. Disclosure of information through insertion or advertisement in daily newspaper and copy to press agency and market operator.
Article 5 §1,2° of RD 2003	Issuers shall proceed to the publication of the number of securities conferring voting rights, whether or not representing capital, as well as any rights equivalent thereto, and at least any such change in that number as represents 1% or more of those securities of rights.	To be made public as soon as possible. To be sent to the BFIC at the same time. To be sent to Euronext Brussels within 48 hours before the transaction or in time so that Euronext Brussels can take the necessary measures[4]. Disclosure of information through issuer's website or insertion in daily newspaper and copy to press agency and market

[3] Form of disclosure to BFIC: see footnote 3.
The information must be disclosed to Euronext Brussels preferably by email to listinginfo@euronext.com, otherwise by facsimile to +32-(0)2/514.30.38 or by ordinary mail. The specific time limit of 48 hours for disclosure to Euronext Brussels applies to any corporate event that results in the annulment of the orders in the order book and an adjustment of the reference price (i.e. dividend payment, mergers and acquisitions, amendment of the nature of the security, etc.) and to any prospectus concerning a public purchase bid or exchange bid. Every prospectus concerning public issuance or admission to the regulated market must be sent to Euronext Brussels, as soon as the deposition with the BFIC.

[4] See footnote 4.

		operator.
Article 5 §1,3° of RD 2003 and Rule Book 6904/2 (i), (ii), (v) and (vi)	All information regarding the rights attaching to the holding of financial instruments, and amongst other things, the notices or announcements regarding the allocation or payment of dividends or interest, depending on whether it concerns shares or bonds and the notices or announcements regarding the issue, allocations of, subscription to, cession of rights in respect of, and conversion or exchange of financial instruments, as well as the attendant guarantees.	To be made public as soon as possible. To be sent to the BFIC at the same time. To be sent to Euronext Brussels within 48 hours before the transaction or in time so that Euronext Brussels can take the necessary measures[5]. Disclosure of information through insertion or advertisement in daily newspaper and copy to press agency and market operator.
Article 5 §1,4° of RD 2003	An issuer who appoints a financial institution as agent with which holders of financial instruments can exercise their financial rights, shall make a publication thereof.	To be made public as soon as possible. To be sent to the BFIC at the same time. To be sent to Euronext Brussels within 48 hours before the transaction or in time so that Euronext Brussels can take the necessary measures[6]. Disclosure of information through issuer's website or insertion in daily newspaper and copy to press agency and market operator.
Article 6 §1, 2° of RD 2003	Any amendment to conditions, terms or guarantees linked to the various types of financial instruments, as well as to underlying financial instruments.	To be published immediately. To be sent to the BFIC and Euronext Brussels concurrently[7]. Disclosure of information through insertion or advertisement in daily newspaper and copy to press agency and market operator.
Article 6 §2, 2° of RD 2003	This information shall also include financial data, where the issuer has such data.	
Article 6 §3 of RD 2003	Where the financial	To be published immediately.

[5] See footnote 4.
[6] See footnote 4.
[7] Form of disclosure to BFIC and Euronext Brussels: see footnote 3.

	instruments are securities that represent capital issuers from the EEA, the issuer must publish in Belgium the changes in the structure of major participations in their capital that they are required to publish in the Member State whose laws they are subject to.	To be sent to the BFIC and Euronext Brussels at the same time[8]. Disclosure of information through a copy to press agency and market operator.
Article 8 RD 2003 and Rule Book 6905/2 (i)	Half-yearly and annual statements. Both statements should contain figures and explanations as to the issuer's business and results for the relevant period. If the issuer does not make a consolidated annual account public, then the figures should set out in a table (at a minimum): the net amount of turnover, the operating result, the financial result, the result of normal business operations, any exceptional results, the result before and after tax, taxes, the net result and the amount of interim dividends paid or proposed, if any. If the issuer makes a consolidated annual account public, then the figures should set out in a table (at a minimum): the net amount of turnover, the operating result, the financial result, the result of normal business operations, any exceptional results, the result before tax, taxes, the share in the result of the undertakings to which asset	To be published within three months of the end of the period concerned. To be sent to the BFIC and Euronext Brussels at the same time[9]. Disclosure of information through insertion or advertisement in daily newspaper and copy to press agency and market operator.

[8] Form of disclosure to BFIC and Euronext Brussels: see footnote 3.

[9] The information must be disclosed to the BFIC as follows:

- preferably to the central email address: info.fin@cbfa.be and in copy (cc) to the personal BFIC email address of the employee responsible for the case;
- otherwise by facsimile to +32-(0)2/220.59.03.

The annual account, the consolidated accounts and the additional reports must, in addition to the above, be disclosed by carrier or by ordinary post.
The information must be disclosed to Euronext Brussels by sending the relevant information to supervision@euronext.com. The annual account, the consolidated accounts and the additional reports must, in addition to the above, be disclosed by ordinary post.

	mutation has been applied and the consolidated result, as well as the share of the group in the consolidated result and the amount of interim dividends paid or proposed, if any. The explanations should provide the investors with any important information of which they should be made aware, any specific event which had an impact on the company's business and results, and, if possible, information referring to the company's prospects for the current financial year. The auditor's report and, if any, the auditor's reservations must be reproduced. If no auditor report has been made, both the annual and half-yearly statement should mention this explicitly.	
Article 9 of RD 2003 and Rule Book 6905/2 (i)	Quarterly statement: issuers are not obliged to publish a quarterly statement, yet this obligation may arise from market rules. Where the issuer publishes a quarterly statement on a voluntary basis or otherwise, article 9 of RD lays down a minimum content. The quarterly statement should contain figures and explanations as to the issuer's business and results for the relevant period. If the issuer does not make a consolidated annual account public, then the figures should set out in a table (at a minimum) the net amount of turnover, the result of normal business operations, the net result and the amount of interim dividends paid or proposed, if any. If the issuer makes a consolidated annual	Where the issuer publishes a quarterly statement, no time limit is imposed. To be sent to BFIC and Euronext Brussels at the moment of disclosure[10]. Disclosure of information through issuer's website or website Euronext or insertion in daily newspaper and copy to press agency and market operator.

[10] Form of disclosure to BFIC and Euronext Brussels: see footnote 10.

	account public, then the figures should set out in a table (at a minimum): the net amount of turnover, the result of a normal business, the consolidated result, the share of the group in the consolidated result and the amount of interim dividends paid or proposed, if any. The explanations should provide the investors with any important information which they should be made aware of, any specific event which had an impact on the company's business and results, and, if possible, information referring to the company's prospects for the current financial year. The auditor's report and, if any, the auditor's reservations must be reproduced. If no auditor report has been made, both the annual and half-yearly statement should mention this explicitly.	
Article 10 § 1 of RD 2003	Annual information, which comprises at least the consolidated and non-consolidated annual accounts and the attendant annual and auditors' reports. The annual information often contains supplementary information.	To be made available to the public within fifteen days before the annual general meeting.
Article 10 § 2 of RD 2003	The BFIC may allow the issuer to publish solely the consolidated annual accounts, provided the non-consolidated annual accounts do not contain any significant supplementary information.	To be sent to the BFIC and Euronext Brussels at the same time[11]. Disclosure of information through a brochure, a copy to press agency and market operator and filing of annual accounts with the National Bank of Belgium.
Article 11 of RD 2003 and Rule Book 6905/2 (iii)	Proposed amendments to the deed of incorporation or to the articles of association and amendments to the nature of	Draft amendments and reports must be made available to the public simultaneously with the convocation of the general

[11] Form of disclosure to BFIC and Euronext Brussels: see footnote 10.

	the issuer's activities.	meeting which must decide on the amendment proposed. To be sent to the BFIC and Euronext Brussels at the same time[12]. Disclosure of information through issuer's website or insertion in daily newspaper and copy to press agency and market operator.
Rule Book 2701	Any changes in the data (i.e. names, addresses, places of business and capacities of Members together with the names and addresses of Authorized Representatives and Trading Managers) in the register maintained by the Euronext Market Undertakings.	Notify immediately in writing Euronext Brussels, of the relevant changes.
Rule Book 6904/1 and 6904/2 (iii), (iv), (vii), (viii), (xi), (x), (xi), (xii) and (xiii).	Any information regarding events in respect of the securities admitted to listing which Euronext Brussels deems necessary to facilitate the fair, orderly and efficient functioning of the market. This information includes (without limitation) any business combination or split; any changes of transfer agent or paying agent; coupons being declared without value; redemption of securities, notably redemption prior to maturity; any prospectus relating to public offerings; if applicable, an annual report on the status of liquidation and	To be sent to Euronext Brussels within 48 hours before the transaction or in time so that Euronext Brussels can take the necessary measures[13].

[12] The information must be disclosed to the BFIC as follows:

- by ordinary mail or by carrier or by facsimile to +32-(0)2/220.59.03;
- in addition, the drafts must be sent by email to info.fin@cbfa.be and in copy (cc) to the personal BFIC email address of the employee responsible for the case.

After the extraordinary general meeting on the amendment of the articles of association or the deed of incorporation, an coordinated version must be sent to the BFIC in the same way as mentioned above.
The information must be disclosed to Euronext Brussels as follows:

- preferably by email to listinginfo@euronext.com;
- otherwise by facsimile to +32-(0)2/514.30.38 or by ordinary mail.

After the extraordinary general meeting on the amendment of the articles of association or the deed of incorporation, a coordinated version must be sent to Euronext Brussels by ordinary mail.

[13] Form of disclosure to BFIC and Euronext Brussels: see footnote 4.

	indication of the reasons preventing the completion of such liquidation and more generally any decision regarding any situation of bankruptcy or insolvency; any other event or information if, on its disclosure by or on behalf of the issuer, it may modify the price of the financial instrument; the admission to listing or trading on any regulated market or other organised market that is subject to equivalent standards; and any substantial modifications in the structure of its ownership.	
Rule Book 6905/1 and 6905/2 (ii), (iv) and (v)	The issuer shall disclose any information regarding the listed securities which it has to make public; this information includes (without limitation) information required to be filed with the relevant competent authority or public authority in respect of changes in its share ownership; legal announcements of special and general meetings; and all periodic and occasional information which has to be made public, no later than when it is made public.	To be sent to Euronext Brussels at the same time of the publication thereof.

Article 88 of the BCC	Foreign companies wishing to make a public offer of their securities in Belgium but without a branch must deposit in advance their deed of incorporation and articles of association at the registry of the Commercial Court in Brussels. These documents will be preserved at the registry for foreign companies that do not have a branch in Belgium.
Article 89 of the BCC	The subject-matter of the deposited documents shall be published as a notice in the Schedules of the *Belgian Gazette* (het "*Belgisch Staatsblad*"/ le "*Moniteur Belge*")
Article 107 of the BCC	Every foreign company whose securities are listed on a Belgian or foreign regulated market must deposit its annual account with respect to the last closed annual year with the National Bank of Belgium in the form in which the accounts were formulated, controlled and published in accordance with the law of the State which is authorised. This deposit occurs yearly, within one month after the approval thereof, and at the latest within seven months after the date of the close of the book year. The securities of the companies which have not complied with these obligations shall not be listed on the regulated market or relevant stock exchange.